UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 43, 44 and 9)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”), and (3) the Schedule 13D originally filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”) on November 7, 2007, and all amendments thereto (the “Voteco Schedule 13D”).  Each of Voteco, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On August 5, 2010, (a) certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP (collectively, the “Put Parties”) (b) German American Capital Corporation and JPMorgan Chase Bank, N.A., (c) Fertitta Gaming LLC (“Fertitta Gaming”) and (d) Mr. Frank Fertitta and Mr. Lorenzo Fertitta entered into the Put Party Commitment Agreement (the “Commitment Agreement”), pursuant to the terms of which, among other things, the Put Parties committed to purchase up to $100 million, in the aggregate, of equity interests contemplated to be issued by a holding company formed to hold all of the equity interests in reorganized FCP PropCo, LLC.  The purchase commitment of the Put Parties embodied in the Commitment Agreement is subject to the satisfaction of certain conditions specified therein.  The foregoing summary of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the Commitment Agreement, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

On August 6, 2010, Station Casinos, Inc. (“SCI”) and certain subsidiaries of SCI (collectively, the “Sellers”) and FG Opco Acquisitions, LLC (the “Purchaser”), an entity 100% owned by Fertitta Gaming, entered into an Asset Purchase Agreement, dated as of June 7, 2010 (the “Asset Purchase Agreement”).  The Asset Purchase Agreement served as the stalking horse bid in an auction of all or substantially all of the assets of the Sellers (the “Auction Sale”) and, on August 6, 2010, was declared the winning bid of the Auction Sale.  Pursuant to the Asset Purchase Agreement, it is contemplated that an affiliate of Purchaser in which German American Capital Corporation and JPMorgan Chase Bank, N.A. will also be equityholders will purchase substantially all of the assets and assume certain specified liabilities of the Sellers, all as described more fully in the Asset Purchase Agreement.  The foregoing summary of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, which is attached as Exhibit 7.03 and incorporated by reference in its entirety into this Item 4.

Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan.  Accordingly, this schedule is not intended to be, nor should it be construed as, a solicitation for a vote on the joint plan of reorganization of SCI and its subsidiaries that are debtors and debtors in possession.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the securities beneficially owned by the members of the group as a whole.  Mr. Frank Fertitta and Mr. Lorenzo Fertitta disclaim beneficial ownership of any securities owned by others who may be deemed to be members of a group.

This Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Voteco Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference in its entirety into this Item 6.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Voteco Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01            Joint Filing Agreement, dated as of August 9, 2010, by and among the Reporting Parties.

Exhibit 7.02            Put Party Commitment Agreement, dated as of August 5, 2010, by and among (a) German American Capital Corporation and JPMorgan Chase Bank, N.A., (b) Fertitta Gaming, (c) Mr. Frank Fertitta and Mr. Lorenzo Fertitta, and (d) certain affiliates of Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, LP.

Exhibit 7.03            Asset Purchase Agreement, dated as of June 7, 2010, by and among Station Casinos, Inc., certain subsidiaries of Station Casinos, Inc. and FG Opco Acquisitions, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2010

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

FCP VOTECO, LLC

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Co-President